JED OIL INC.

FORM OF PROXY

 FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The undersigned Shareholder of JED Oil Inc. (the “Corporation”) hereby appoints Thomas J. Jacobsen of Didsbury, Alberta, the Chief Executive Officer of the Corporation, or, failing him, James T. Rundell of Tees, Alberta, President of the Corporation, or instead of either of them, ___________________________________ as proxy (“Proxy”) of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the proxy’s discretion, except as specified below, at the Annual and Special Meeting of holders of common shares (“Shareholders”) of the Corporation, to be held on June 23, 2008 (the “Meeting”), at any adjournment or adjournments thereof, and at every poll arising therefrom:

1.

VOTE FOR        or VOTE AGAINST           or WITHHOLD FROM VOTING ON         the resolution to set the number of directors to be elected at the meeting at 5.

2.

VOTE FOR         or WITHHOLD FROM VOTING ON            the election of the slate of nominees for director set out in the Management Proxy Circular dated May 22, 2008.

3.

VOTE FOR         or WITHHOLD FROM VOTING ON            the resolution to appoint Meyers Norris Penny LLP as the auditors of the Corporation for the current fiscal year and to authorize the directors of the Corporation to approve the remuneration therefor.

4.

 VOTE FOR        or VOTE AGAINST           or WITHHOLD FROM VOTING ON         the resolution to amend the by-laws of the Corporation.

5.

VOTE FOR        or VOTE AGAINST           or WITHHOLD FROM VOTING ON         the resolution to reprice outstanding stock options.

6.

VOTE FOR        or VOTE AGAINST           or WITHHOLD FROM VOTING ON         the resolution to approve the issuance of up to 65,000,000 Common Shares.

To vote at the discretion of said Proxy upon any amendments to or variations of the above matters  or any other matters properly brought before the Meeting or adjournments thereof.

This Proxy is solicited by management of the Corporation and management’s proxy will vote the shares represented by this proxy as directed above, and if not directed, will vote in favour of each of the matters referred to above.

A Shareholder has the right to appoint a proxy other than management’s nominees to attend and act for him or her at the meeting. To exercise this right, cross out the names of management’s nominees and legibly print the name of your appointee, who need not be a Shareholder, in the space provided above.

The undersigned hereby revokes any proxy previously given to vote at the Meeting.

DATED this ____ day of __________________ , 2008.

_______________________________________

(signature of Shareholder(s))

_______________________________________

(name(s) of Shareholder(s), please print)

NOTE: Joint owners should each sign; executors, trustees, administrators etc. should include their full title; and, for Trusts, the proxy must be under seal, or signed by an officer or attorney duly authorized in writing and accompanied by a copy of such authorization.

A proxy will not be valid unless properly completed, dated and received by Olympia Trust Company, 2300, 125 – 9th Avenue SE, Calgary, Alberta T2G 0P6, prior to the close of business on the business day prior to the day of the Meeting, or by the Chairman of the Meeting before the time of the Meeting.